# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chemomab Therapeutics Ltd., CIK 0001534248
CUSIP: 16385C203
Title of class of securities: American Depositary Shares, each representing 80 Ordinary Shares, no par value
Address of issuer's principal executive offices: KIRYAT ATIDIM, BUILDING 7, TEL AVIV, Israel (L3), 6158101
Date of event which requires filing of this statement: 08/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148623

## Reporting persons
- Touchstone Global Investments Pty Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); sole voting power 377,814; shared voting power 0; sole dispositive power 377,814; shared dispositive power 0; aggregate amount beneficially owned 377,814 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Chemomab Therapeutics Ltd.
Address of issuer's principal executive offices: KIRYAT ATIDIM, BUILDING 7, TEL AVIV, ISRAEL, 6158101

## Item 2. Person Filing
Name of person filing: Touchstone Global Investments Pty Ltd
Address of principal business office or, if none, residence: Level 5, 100 Flinders Street, Melbourne, VIC 3101, Australia
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 377814 ADSs
Percent of class: 5.2%
Sole power to vote or to direct the vote: 377814 ADSs
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 377814 ADSs
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Touchstone Global Investments Pty Ltd: Mathew Browning, Director (08/13/2026)